June 12, 2025

Marcos Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355 , 4th Floor
Zip Code C1107CPG     Ciudad Aut  noma de Buenos Aires
Republic of Argentina

       Re: Loma Negra Compania Industrial Argentina Sociedad Anonima
           Form 20-F for the Year Ended December 31, 2024
           Filed April 29, 2025
           File No. 001-38262
Dear Marcos Gradin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2024
Item 5 - Operating and Financial Review and Prospects
A. Operating Results
Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023 Revenues, page 87

1. We note your narrative discussion of the changes in revenue by segment. Please revise your future filings to address the following items.
           Provide a more robust and informative discussion regarding the reasons for the material increases/decreases in revenues for the periods presented. For example, address the underlying reasons for the 24% decrease in sales volume in the
          Cement segment, as well as the 32% decrease in sales volume and 8% decrease in the average sales price in the Concrete segment.
           Supplement your narrative discussion with a price, volume, mix analysis, preferably in tabular and comparative format. In this regard, we note you present a
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          table of segment sales volumes in your 6-K furnished on March 7, 2025 (see Exhibit 1, page 6).
           Clarify whether the changes identified are trends that are reasonably likely to impact future revenues.
       Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-3850.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing